17009674

IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2017

SEC FILE NUMBER
8-41173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: March Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 N. LaSalle St., Ste. 2300
(No. and Street)

Chicago	Illinois	60602-3975
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Rice (312) 640-0480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Dr., Ste. 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of March Capital Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
GEORGINA BARBA
Notary Public - State of Illinois
My Commission Expires 02/01/2020

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Review Report of Independent Reg. Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Stockholder
March Capital Corporation
Chicago, IL

We have audited the accompanying statement of financial condition of March Capital Corporation (the Company) as of December 31, 2016, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of March Capital Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2017

MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$ 7,599	
Prepaid expenses	93	
Due from stockholder	59,802	
		$ 67,494

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$ 1,125	
Subordinated loan	50,000	
		$ 51,125
Stockholder's Equity:		
Common stock, $10 par value, 200 shares authorized; 100 shares issued	1,000	
Additional paid-in capital	6,217	
Retained earnings	9,152	
		16,369
		$ 67,494

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

FEE, COMMISSION, AND OTHER INCOME		$ 569,469
OPERATING EXPENSES:		
Commissions	$ 482,823	
Bank charges	1,058	
Communications	5,186	
Dues and subscriptions	1,497	
Insurance	936	
Meals and entertainment	2,996	
Office expense	3,149	
Outside services	16,826	
Transportation	614	
Postage and delivery	70	
Professional fees	37,881	
Regulatory and other fees (net)	6,619	
Taxes and licenses	438	
Training	20	
Travel	85	
Other expenses	3,504	
Interest expense	7,500	
		571,202
NET LOSS		$ (1,733)

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2016

Subordinated loan, beginning of year	$	50,000
Issuance of new subordinated loans		-
Repayments of subordinated loans		-
Subordinated loan, end of year	$	50,000

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional		
	No. of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	100	$ 1,000	$ 6,217	$ 500	$ 7,717
Prior period adjustments				10,385	10,385
Net loss				(1,733)	(1,733)
Balance, end of year	100	$ 1,000	$ 6,217	$ 9,152	$ 16,369

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:		
Net loss		$ (1,733)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Assets - decrease (increase):		
Decrease in prepaid expenses	$ 205	
Increase in due from stockholder, net	(5,050)	
Liabilities - increase (decrease):		
Decrease in accounts payable	(94,525)	
Decrease in accrued Illinois replacement tax	(1,515)	
Net cash used in operating activities		(100,885)
NET DECREASE IN CASH		(102,618)
CASH, BEGINNING OF YEAR		110,217
CASH, END OF YEAR		$ 7,599

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Cash paid during the year for Illinois replacement tax	$ 1,364
Cash paid during the year for interest	$ 7,500

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations:

March Capital Corporation (the Company) is an Illinois corporation, formed by the sole stockholder on September 5, 1990. On June 2, 1989, the Company became registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a broker-dealer in thirteen states, including the State of Illinois, its principal place of business.

The Company operates as a broker-dealer which raises capital from third-party investors in new or existing collective investment vehicles. The Company's revenue consists primarily of fees and commissions for raising funds invested in private placements and offerings devoted to business financings, sales, mergers and acquisition services, and start-up and early stage business ventures.

The Company does not hold customer funds or securities and, accordingly, operates under the provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3 whereby it is exempt from the remaining provisions of SEC Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)ii provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemptions provided in Rule 15c3-3(k)(2)(ii), and does not maintain any "Special Account for the Exclusive Benefit of Customers." The Company is considered a non-clearing and non-carrying firm.

2. Summary of Significant Accounting Policies:

a. Basis of Presentation and Accounting:

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements are prepared using the accrual basis of accounting, as required by GAAP.

b. Revenue Recognition and Principal Transaction Revenues:

The Company earns revenue through retainer fees, managed fees, and success fees.

- **Retainer Fees:** For certain engagements, clients will pay a one-time or a monthly non-refundable retainer fee as specified in the executed contract agreement. Retainer fees are recognized as revenue in the periods to which they apply, as provided by the contract.

- **Managed Fund Fees:** Managed fund fees are received quarterly, but are recognized as earned on a pro-rata basis over the term of the contract.

2. Summary of Significant Accounting Policies – continued:

   b. Revenue Recognition and Principal Transaction Revenues– continued:

      - **Success Fees:** Success fee revenue is recognized at the time the transaction is completed and the income is reasonably determinable, as defined under the terms of each engagement.

   c. Use of Estimates:

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   d. Financial Instruments:

      The Company's financial instruments generally consist of cash, accounts receivable, accounts payable and subordinated debt for which recorded values approximate fair values based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy. See Note 4.

   e. Cash and Cash Equivalents:

      The Company presently maintains cash in a bank checking account insured by the Federal Deposit Insurance Corporation (FDIC). Current coverage is limited to $250,000. At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits; however, the Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

      For purposes of the statement of cash flows, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost, which approximates fair value. See Notes 2d and 4.

   f. Accounts Receivable:

      The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from its customers. Management closely monitors outstanding balances and maintains prudent credit and collection policies to minimize risk. After a transaction is complete, a customer has a set time to pay the balance owed as defined by their contract.

      Accounts receivable are stated at the amounts the Company expects to collect. Thus, no allowance has been established for bad debts. Any amounts determined to be uncollectible are charged to bad debt expense when that determination is made. This method is not in accordance with United States generally accepted accounting principles.

2. Summary of Significant Accounting Policies - continued:

   f. Accounts Receivable - continued:

   However, the Company's collection history has been favorable, and bad debts on these receivables have been relatively immaterial.

   g. Accounts Payable:

   Commissions are payable to Registered Representatives (RR's) and recognized in the financial statements as success fees are collected by the Company. Upon receipt of the funds, the Company pays the RR's their percentage, as provided in their respective contracts. Payment is due to RR's within five days of the Company's receipt of the funds, unless otherwise stipulated. See Note 2d.

   h. Income Taxes:

   Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax, and a provision for income tax has been made in these financial statements, if necessary. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years generally remain subject to examination by U.S. federal and state tax authorities.

   i. Management's Review of Subsequent Period:

   Management has evaluated subsequent events for potential recognition and/or disclosure through February 27, 2017, the date the financial statements were available to be issued. See Note 10.

3. Subordinated Debt:

At December 31, 2016, the Company had a $50,000 note payable to an unaffiliated third party under a subordination agreement effective November 10, 2014. The note provides for interest at 15%, payable quarterly, with a stated maturity of November 9, 2015. Without action of the Company or the lender, the maturity date of the note shall be extended an additional year each year unless on or before the date seven months preceding the scheduled maturity date, the lender shall notify the Company that the Scheduled Maturity Date shall not be extended. No such action had been taken by either party as of December 31, 2016.

The subordinated debt is treated as net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated debt is valued at principal plus accrued interest, which approximates fair value. See Notes 2d and 4.

4. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- **Level 1**. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed securities.

- **Level 2**. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- **Level 3.** Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. See Note 2d.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2016, the Company had net capital of $6,474, which was $1,474 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 17.38% to 1 at December 31, 2016.

6. Significant Clients:

Three clients accounted for approximately 82% of total revenue for the year ended December 31, 2016. There was no balance due at December 31, 2016 from these clients.

7. Due from Stockholder:

The unsecured balance is non-interest bearing with no stated maturity.

8. Commitments and Contingencies:

Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

9. Prior Period Adjustments – Correction of Errors:

An adjustment was recorded as of September 30, 2016, increasing the opening balance of retained earnings by $11,000 and increasing the amount Due from Shareholder by $11,000, to correct for shareholder advances erroneously classified as dividends in the 2015 financial statements. Further, FOCUS flings for the quarters ended March 31, 2016 and June 30, 2016 were amended to record the $11,000 adjustment. An additional prior period adjustment was entered as of December 31, 2016, reducing the opening balance of retained earnings by $615, to correct for 2015 expenses inadvertently omitted from the 2015 financial statements. The net impact of the above two corrections on the opening balance of retained earnings for 2016 was an increase of $10,385.

MARCH CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total stockholder's equity, end of year	$	16,369
Add: Subordinated loan		50,000
Deductions for non-allowable assets:		
Prepaid expemses		(93)
Due from stockholder, net		(59,802)
NET CAPITAL		6,474
Minimum capital requirement		5,000
EXCESS NET CAPITAL	$	1,474
EXCESS NET CAPITAL AT 1000%	$	474

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, as applicable	$	1,125
Ratio: Aggregate indebtedness to net capital		17.38% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2016.

MARCH CAPITAL CORPORATION

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2016

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

Although the Compnay is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a customer pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

Although the Compnay is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a customer pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C 3-3

The Stockholder
March Capital Corporation
Chicago, IL

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3, in which: (1) March Capital Corporation (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2017

MARCH CAPITAL CORPORATION
2 N. LaSalle Street
Suite 2300
Chicago, IL 60602-3975

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 N. Wacker Dr.
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of March Capital Corporation (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2016, by making the following statements to our independent registered public accounting firm as part of their review procedures:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).

2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2016, without exception.

3. The Company has disclosed any regulatory examinations or correspondence with the SEC or its designated examining authority related to its compliance with the exemptive provisions.

4. All subsequent events through the date of the report of independent registered public accounting firm that could have a material effect on the Company's assertions have been disclosed.

5. The Company has designed and implemented effective controls in order to maintain its compliance with the exemptive provisions.

6. The Company actively monitors its compliance with the exemptive provisions.

This representation is to be filed with the Company's annual audited financial statements, and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.

Richard Rice, Chief Executive Officer

March Capital Corporation

February 27, 2017

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
409

MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2016

MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2016

CONTENTS